Exhibit 99.1

GOWell Energy Technology Reports Operating Subsidiary’s First Half 2026 Financial Results and Provides Corporate Update

●	Revenue in the first half of 2026 of $33.8 million, a 43% increase compared to the same period of 2025

●	Operating Profit was $9.1 million in the first half of 2026, a 135% increase compared to the same period of 2025

●	Net profit was $3.7 million in the first half of 2026, a 38% increase compared to the same period of 2025

●	For fiscal year 2026, the Company reiterates guidance for total revenue of $60 million to $68 million

●	Adjusted EBITDA in the first half of 2026 of $14.1 million, a 79% increase compared to the same period of 2025

●	GOWell completed its business combination with Inflection Point Acquisition Corp. V on September 25, 2026, and its ordinary shares began trading on Nasdaq on September 28, 2026 under the ticker symbol “GOW”

SINGAPORE and HOUSTON, October 21, 2026 – GOWell Energy Technology (“GOWell” or the “Company”), a global one-stop shop for innovative well-logging solutions in the energy sector, today announced results of GOWell Technology Limited, a Cayman Islands exempted company (“GTL”) and a wholly-owned subsidiary of the Company, for the first half of 2026 and provided an update on its outlook for full year 2026 results. The historical financial results presented in this press release are those of GTL, the target operating company in that certain business combination transaction involving the Company, GTL and Inflection Point Acquisition Corp. V, prior to the effective date of such business combination.

“We are pleased to announce a strong start to the year as we generated significant growth across our business during the first half of 2026 with Revenue, Operating Profit and Adjusted EBITDA all displaying significant increases over the prior year,” commented Guillaume Borrel, GOWell’s Chief Executive Officer. “Our journey through 2026 to date has been defined by organizational development, strong operating results and positive momentum in our business which we expect to continue through the second half of 2026. Our business model and pipeline remain robust as our well-logging technologies bring impactful solutions to the global energy marketplace.”

“The continued execution of our strategic vision has led GOWell to new heights in 2026. Our strong financial performance across the first half of 2026 coincides with the closing of our business combination with Inflection Point and beginning of trading on the Nasdaq. Our transition into the public market gives us access to capital and the visibility to scale our platform as a trusted developer and provider of sensor solutions. We remain intently focused on advancing our objectives and delivering our solutions efficiently in this time of increased energy volatility,” added Mike Reed, GOWell’s Chief Financial Officer.

First Half 2026 Financial Summary of GOWell Technology Limited

Total revenue in the first half of 2026 increased 43% to $33.8 million compared to $23.6 million in the first half of 2025, primarily driven by an increase of $9.0 million in revenues from equipment sales and $1.2 million from service revenue. Operating profit increased by 135% to $9.1 million from $3.9 million. Net profit increased 38% to $3.7 million from $2.7 million, as higher operating profit was partly offset by $4.3 million in finance costs, primarily related to redeemable preferred shares, and a $1.6 million fair value loss on derivatives. Adjusted EBITDA, a non-IFRS metric, increased 79% to $14.1 million during the period, as compared to $7.9 million in the first half of 2025, supported by revenue growth and operating leverage.

Full Fiscal Year 2026 Outlook

GOWell reiterates total revenue guidance for the full fiscal year 2026 in the range of $60 million to $68 million, an increase of approximately 27% to 44% as compared to $47.2 million reported for fiscal year 2025. The Company also reiterates Adjusted EBITDA guidance for the full fiscal year 2026 in the range of $25 million and $29 million, an increase of approximately 40% to 63% as compared to $17.8 million reported for fiscal year 2025.

The above guidance was prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of GOWell. For more information regarding this guidance, its underlying assumptions and the reconciliation of non-IFRS financial measures, please see the sections entitled “The Business Combination—Certain Projected Financial Information” in the Company’s Proxy Statement/Registration Statement on Form F-4 filed in connection with the business combination, “Non-IFRS Financial Measures,” and “Forward-Looking Statements” below.

Non-IFRS Financial Measures

EBITDA and Adjusted EBITDA are non-IFRS financial measures used by our management to evaluate our operating performance. We believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. They should not be considered in isolation or construed as an alternative to net profit or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-IFRS financial measures in light of their most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth the full reconciliation of GTL’s historical non-IFRS financial measures:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
	$000	$000
Net profit	3,699	2,680
Add:
Interest expense on loan	5	28
Interest expense on Company Preferred Shares	2,635	—
Interest expense on lease liability	117	127
Income tax expense	1,112	1,094
Depreciation and amortization expenses	3,499	2,897
EBITDA	11,067	6,826

Add:
Manufacturing Startup Costs	924	954
ERP Implementation Costs	175	—
Go Public Costs	369	106
Fair Value loss on derivatives	1,587	—
Adjusted EBITDA	14,122	7,886

The table below sets forth the full reconciliation of GOWell’s non-IFRS financial measures as projected:

	Year Ending December 31, 2026
	Low	High
	(Unaudited)	(Unaudited)
	$000	$000
Revenue	60,000	68,000

Net profit	5,912	8,845
Add:
Interest income on loan	(548)	(548)
Interest expense on loan	10	10
Interest expense on Company Preferred Shares	6,508	6,508
Interest expense on lease liability	234	234
Income tax expense	1,346	2,054
Depreciation and amortization expenses	7,492	7,856
EBITDA	20,954	24,959

Add:
Manufacturing Startup Costs	1,386	1,386
ERP Implementation Costs	325	325
Go Public Costs	750	750
Fair Value loss on derivatives	1,600	1,600
Adjusted EBITDA	25,015	29,020

Webinar Call Information

GOWell plans to host a webinar on Wednesday, October 21 at 10 a.m. Eastern Time to discuss the Company’s first half 2026 financial results and outlook. This webinar will be led by GOWell management including CEO Guillaume Borrel, CFO Mike Reed and VP of Corporate Development David MacNeill. To register for this webinar, please use the registration link found here. Additionally, for those unable to listen to the live webcast, a recording will be available following the live event on GOWell’s website at https://www.gowell.energy/.

About GOWell Energy Technology

GOWell Energy Technology is an international company that provides a wide range of innovative well-logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States and UAE in addition to regional operations that cover more than 50 countries.

For more information about GOWell Energy Technology, visit https://www.gowell.energy/.

Forward Looking Statements

This press release includes or may include “forward-looking statements” regarding, among other things, the plans, strategies and prospects, both business and financial, of GOWell Energy Technology and its subsidiaries. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include: general economic, political and business conditions; the outcome of any legal proceedings that may be instituted against the Company or its subsidiaries; the Company’s capitalization and the market value of its securities following the consummation of the Business Combination; the ability of GOWell to issue equity, equity-linked or other securities in the future; the ability of the Company to realize the anticipated benefits of the Business Combination; the risks related to the rollout of GOWell’s business and the timing of expected business milestones; the ability of GOWell to execute its growth strategy, manage growth profitably and retain its key employees; the ability of GOWell to maintain the listing of its securities on the Nasdaq Stock Market LLC following the Business Combination; and other risks and uncertainties indicated in the Proxy Statement/Prospectus filed in connection with the Business Combination and in GOWell’s other filings with the U.S. Securities and Exchange Commission. Undue reliance should not be placed upon the forward-looking statements.

These forward-looking statements are made only as of the date of this press release. The Company does not undertake any obligation to publicly update or revise any forward-looking statement contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investor Relations Contact:

Gateway Group
Georg Venturatos, Patrick Hall
949-574-3860
GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group
Zach Kadletz, Ryan Deloney
949-574-3860
GOWell@gateway-grp.com

GOWELL TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in U.S. Dollars, except for number of shares)

	As of June 30, 2026	As of December 31, 2025
	Unaudited
Assets
Current assets
Cash and cash equivalents	$2,910,012	$6,751,021
Restricted cash	201,596	10,000
Trade receivables, net	25,737,317	18,008,048
Inventories, net	17,197,546	15,569,533
Amounts due from related parties	49,941	44,405
Long-term receivables, current	511,884	551,302
Deferred offering costs	2,937,959	2,614,409
Prepaid expenses and other current assets	3,422,311	1,915,525
Total current assets	52,968,566	45,464,243

Non-current assets
Rental equipment, net	22,987,058	22,761,997
Property and equipment, net	3,955,436	1,984,734
Intangible assets, net	5,087,694	2,792,272
Right-of-use assets, net	5,145,360	5,614,107
Long-term receivables, net	—	28,489
Deferred tax asset, net	3,666,142	3,318,591
Other non-current assets	556,649	488,715
Total non-current assets	41,398,339	36,988,905
Total Assets	$94,366,905	$82,453,148

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities
Trade payables	$4,009,799	$789,134
Trade payables – related parties	5,118,377	4,104,133
Accruals and other payables	6,129,848	4,860,484
Loans payable, current	24,877	25,149
Amounts due to related parties, current	83,179	80,231
Income tax payable	1,875,857	1,513,137
Operating lease liabilities, current	1,731,623	1,684,479
Total current liabilities	18,973,560	13,056,747

Non-current liabilities
Loans payable, non-current	23,367	37,262
Amount due to a related party-non-current	—	386,042
Derivative liabilities	6,986,124	5,399,140
Redeemable preference shares	18,356,511	16,663,052
Deferred tax liabilities	68,298	—
Operating lease liabilities, non-current	4,129,338	4,702,317
Total non-current liabilities	29,563,638	27,187,813
Total Liabilities	48,537,198	40,244,560

EQUITY
Share capital	3,000	3,000
Additional paid-in capital	29,164,781	29,164,781
Retained earnings	16,793,800	13,094,403
Accumulated other comprehensive loss	(131,874)	(53,596)
Total Equity	45,829,707	42,208,588
Total Liabilities and Equity	$94,366,905	$82,453,148

GOWELL TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in U.S. Dollars, except for number of shares)

	For the six months ended June 30,
	2026	2025
	Unaudited	Unaudited
Revenues – third parties	$33,476,516	$22,017,408
Revenues – related parties	284,216	1,545,067
Total revenues	33,760,732	23,562,475
Cost of revenues	(13,980,807)	(9,715,975)
Gross profit	19,779,925	13,846,500

OPERATING EXPENSES:
Selling and marketing expenses	(3,271,668)	(3,273,788)
General and administrative expenses	(6,750,787)	(4,660,492)
Research and development expenses	(623,322)	(2,021,828)
Total operating expenses	(10,645,777)	(9,956,108)

Operating profit	9,134,148	3,890,392

OTHER EXPENSES:
Finance income	9,570	119,845
Finance cost	(4,343,318)	(154,367)
Other income, net	10,646	(81,370)
Total other expenses	(4,323,102)	(115,892)

Profit before income tax expense	4,811,046	3,774,500
Income tax expense	(1,111,649)	(1,094,281)
Net profit	3,699,397	2,680,219

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(78,278)	101,374
Total comprehensive income	$3,621,119	$2,781,593

Net profit per ordinary share
Basic and Diluted	0.12	0.09

Weighted average number of ordinary shares outstanding
Basic and Diluted	30,000,000	30,000,000